EXHIBIT 1


                            [CEMEX GRAPHIC OMITTED]
                           Building the future (TM)




        CEMEX U.S. OPERATIONS TO ADD ONE MILLION METRIC TONS OF CEMENT
                       CAPACITY IN NORTHERN CALIFORNIA


HOUSTON, TEXAS, June 09, 2004 - CEMEX (NYSE: CX) announced today that its United States subsidiary CEMEX, Inc. has reached an agreement with Levin Enterprises to build a one million metric ton Portland cement import terminal in Richmond, CA. This state of the art terminal will enable CEMEX Inc. to meet the needs of a growing construction market in Richmond, CA. and the surrounding areas.

     "We continue to strategically enhance our cement portfolio. This new terminal will increase the flexibility of our existing distribution system, enabling us to meet the demands of the rapidly expanding markets in the West Coast," said Gilberto Perez, president of CEMEX's U.S. operations.

     Construction of the terminal will take place in two phases. Phase I will consist of a 500K metric ton per year rail terminal that will meet the immediate needs of the market. Phase II will consist of the construction of a one million metric ton import terminal. Phase I is expected to be operational by 1st quarter of 2005.

     CEMEX, headquartered in Monterrey, Mexico, is one of the leading global cement producers and the world's leading marketer of cement and ready-mix products. CEMEX is the largest cement producer in North America and the largest U.S. manufacturer and distributor of cement with 13 cement plants and 52 land and marine terminals serving 30 states. CEMEX also operates 86 ready-mix plants and 23 aggregate facilities in the United States.

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Media Contact:             Marianne Gooch
Houston                    Direct: 713-722-6058

Media Contact:             Jorge Perez
Monterrey                  Direct: (52 81) 8888-4334

Investor Relations:        Abraham Rodriguez
                           Direct: (52 81) 8888-4262

Analyst Relations:         Ricardo Sales
                           Direct: (212) 317-6008


"This press release contains forward-looking statements, which CEMEX has based on its current expectations and projections about future events based upon knowledge of facts as of the date of this press release and its assumptions about future events. These forward-looking statements are subject to various risks and uncertainties that may be outside CEMEX's control. CEMEX has no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release should be read in conjunction with the Company's 2003 Annual Report on Form 20-F."